UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41734

Prestige Wealth Inc.

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

PIPE Financing

On October 7, 2025, Prestige Wealth Inc. (the “Company”) entered into subscription agreements (the “Class A PIPE Subscription Agreements”) with certain accredited investors (the “Class A PIPE Subscribers”) in an aggregate amount of approximately $51 million, pursuant to which the Company agreed to issue, and the Class A PIPE Subscribers agreed to purchase, units, with each unit consisting of (i) one Class A ordinary share of the Company, par value $0.000625 per share (each a “Class A Share” and collectively, the “Class A Shares”) at a purchase price of $0.36 per share (or, if so elected by a Class A PIPE Subscriber or a pre-funded warrant to purchase one Class A Share (each, a “Pre-Funded Warrant” and collectively, the “Pre-Funded Warrants”) at a purchase price per warrant of $0.36 less $0.0001 with an exercise price equal to $0.0001 per Pre-Funded Warrant), and (ii) two warrants to purchase Class A Shares consisting of (a) a warrant to purchase 0.5 Class A Shares with an exercise price of $0.47 per warrant (each, a “Series A-1 Ordinary Warrant” and collectively, the “Series A-1 Ordinary Warrants”) and (b) a warrant to purchase 0.5 Class A Shares with an exercise price of $0.54 per warrant (each, a “Series A-2 Ordinary Warrant” and collectively, the “Series A-2 Ordinary Warrants, and the A-2 Ordinary Warrants together with the Series A-1 Ordinary Warrants, the “Class A Ordinary Warrants”)(such offering, the “Class A PIPE Financing”).

The Company also entered into subscription agreements (the “Class B Subscription Agreements”) with certain accredited investors (the “Class B PIPE Subscribers”) in an aggregate amount of approximately $49 million, pursuant to which the Company agrees to issue, and the Class B PIPE Subscribers agreed to purchase, units, with each unit consisting of (i) one Class B ordinary share of the Company, par value $0.000625 per share (each, a “Class B Share” and collectively, the “Class B Shares”) at a purchase price of $0.36 per share and (ii) two warrants to purchase Class B Shares consisting of (a) a warrant to purchase 0.5 Class B Shares with an exercise price of $0.47 per warrant (each, a “Series B-1 Ordinary Warrant” and collectively, the “Series B-1 Ordinary Warrants”) and (b) a warrant to purchase 0.5 Class B Shares with an exercise price of $0.54 per warrant (each a “Class B-2 Ordinary Warrant” and collectively, the “Series B-2 Ordinary Warrants, and the Series B-2 Warrants together with the Series B-1 Ordinary Warrants, the “Class B Ordinary Warrants”)(such offering, the “Class B PIPE Financing” and collectively with the Class A PIPE Financing, the “PIPE Financing”).

The Class A Ordinary Warrants and Class B Ordinary Warrants are collectively referred to as the “Ordinary Warrants”. The Class A PIPE Subscription Agreements and the Class B PIPE Subscription Agreements are collectively referred to as the “PIPE Subscription Agreements”.

Key investors in the PIPE Financing include Antalpha Capital (HK) Limited (“Antalpha Capital”), a wholly-owned subsidiary of Antalpha Platform Holdings Co. (Nasdaq: ANTA) (“Antalpha”), and Kiara Capital Holding Limited, an entity invested by Antalpha’s management (“Kiara Capital”). The units, Class A Shares, Pre-Funded Warrants and the Ordinary Warrants were issued in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Regulation D promulgated thereunder.

The consideration for the PIPE Financing was cash and/or USDT (Tether), a digital asset.

The net proceeds from the PIPE Financing are intended to be used by the Company to purchase Tether Gold (“XAUt”), a digital asset backed by physical gold, and for working capital and general corporate purposes.

The PIPE Financing closed on October 10, 2025, concurrently with the Primary Purchase and the Secondary Purchase, each as described below.

Pursuant to the PIPE Subscription Agreements, the Company has agreed to use commercially reasonable efforts to file with the Securities and Exchange Commission (the “SEC”), as soon as reasonably practicable following the closing of the PIPE Financing and in any case within 30 calendar days after the closing of the PIPE Financing, a registration statement (the “Registration Statement”), registering the resale of the Class A Shares offered in the PIPE Financing and any Class A Shares issuable upon exercise of the Pre-Funded Warrants and Ordinary Warrants. The Registration Statement is also expected to include Class A Shares sold pursuant to the Secondary Purchase and the Class A Shares issued or issuable upon conversion of the Class B Shares sold and upon exercise of warrants sold pursuant to the Primary Purchase and other Class A Shares that the Company may designate. The Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after filing, but no later than sixty business days (excluding any day on which the SEC is closed or not accepting, processing or reviewing filings) following the filing of such Registration Statement.

Antalpha Capital and Kiara Capital have agreed to lock-up restrictions with the Company whereby they will not sell or transfer the Company’s securities for six months following the effectiveness of the Registration Statement, subject to customary exceptions. Additionally, the selling shareholders in the Secondary Purchase, certain officers and directors of the Company, and certain prior PIPE investors of the Company have agreed to similar lock-up restrictions for three months following the effectiveness of the Registration Statement.

The foregoing description of the Series A-1 Ordinary Warrants, the Series A-2 Ordinary Warrants, the Series B-1 Ordinary Warrants, the Series B-2 Ordinary Warrants, the Pre-Funded Warrants, the Class A PIPE Subscription Agreement and the Class B PIPE Subscription Agreement is qualified in its entirety by reference to the complete text of the forms of those agreements, which are attached hereto as Exhibits 4.1, 4.2, 4.3, 4.4, 4.5, 10.1 and 10.2, respectively, to this Report on Form 6-K (this “Report”) and the terms of which are incorporated by reference herein.

In connection with the PIPE Financing and related transactions described herein, the Company included in Exhibit A to the PIPE Subscription Agreements certain risk factors disclosure applicable to the Company’s business and the PIPE Financing. The risk factors disclosure included in Exhibit A to the PIPE Subscription Agreements, the forms of which are filed as Exhibits 10.1 and 10.2 to this Report and are incorporated by reference herein.

Cohen & Company Securities, LLC, acting through its Cohen & Company Capital Markets division, acted as placement agent in connection with the PIPE Financing.

The Company paid Cohen & Company Securities, LLC, a cash placement fee equal to 5% of the aggregate gross proceeds of the PIPE Financing, excluding any gross proceeds from certain investors, and an equity fee consisting of Class A Shares equal to 1% of the outstanding shares of the Company post-closing. The Company also reimbursed certain reasonable and documented out-of-pocket expenses of Cohen & Company Securities, LLC, in connection with the PIPE Financing, including but not limited to the reasonable fees and disbursements of outside attorneys, up to a maximum of $150,000.

In connection with and upon completion of the PIPE Financing, (i) the Series C ordinary warrants to purchase up to 24,456,522 Class A Shares that were issued pursuant to that certain amended and restated securities purchase agreement dated as of April 19, 2025 (the “April 2025 PIPE Agreement”), (ii) the Series D ordinary warrants to purchase up to 24,456,522 Class A Shares that were issued pursuant to the April 2025 PIPE Agreement, (iii) warrants to purchase up to 2,625,000 Class A Shares that issued in connection with acquisition of InnoSphere Tech Inc., and (iv) warrants to purchase up to 1,875,000 Class A Shares that were issued in connection with acquisition of Tokyo Bay Management Inc. were terminated.

Primary Purchase

On October 7, 2025, the Company entered into a subscription agreement (the “Primary Subscription Agreement”) with Kiara Capital, pursuant to which the Company agreed to issue, and Kiara Capital agreed to purchase, 8,000,000 Class B Shares and warrants (the “Primary Warrants”) to purchase an additional 8,000,000 Class B Shares at an exercise price of $0.01 per share, for an aggregate of purchase price of approximately $1.8 million (the “Primary Purchase”). The Primary Purchase closed concurrently with the PIPE Financing and the Secondary Purchase on October 10, 2025.

The foregoing description of the Primary Subscription Agreement and the Primary Warrants is qualified in its entirety by reference to the complete text of the form of the Primary Subscription Agreement and Primary Warrant, which are attached hereto as Exhibit 10.3 and Exhibit 4.6 to this Report and the terms of which are incorporated by reference herein.

Secondary Purchase

On October 7, 2025, Kiara Capital and certain existing shareholders of the Company named therein (the “Selling Shareholders”) entered into that certain securities purchase agreement (the “Secondary Purchase Agreement”), pursuant to which the Selling Shareholders agreed to sell, and Kiara Capital agreed to purchase, an aggregate of 1,000,000 Class A Shares and 6,167,647 Class B Shares for an aggregate purchase price of $5 million in cash, subject to certain downward adjustments based on the net current liabilities of the Company (the “Secondary Purchase”). On October 7, 2025, the board of directors of the Company (the “Board”) approved the transfer of such Class B Shares underlying the Secondary Purchase pursuant to its then effective memorandum and articles of association.

The Secondary Purchase closed concurrently with the PIPE Financing and the Primary Purchase on October 10, 2025.

The foregoing description of the Secondary Purchase Agreement is qualified in its entirety by reference to the complete text of the form of the Secondary Purchase Agreement, which is attached hereto as Exhibit 10.4 to this Report and the terms of which are incorporated by reference herein.

Term Loan Agreement

On October 10, 2025, Prestige Wealth Management Limited, a wholly-owned subsidiary of the Company, as the borrower, entered into a $50 million term loan agreement (the “Loan Agreement”) with Northstar Digital (HK) Limited, as lender. The term loan is for a three-year period and bears interest at 6% per annum, and will be secured by first priority perfected liens on XAUt of the Company with an aggregate market value of $66,666,667 to be held in a collateral account.

The foregoing description of the Loan Agreement is qualified in its entirety by reference to the complete text of the form of the Loan Agreement, which is attached hereto as Exhibit 10.5 to this Report and the terms of which are incorporated by reference herein.

Changes in Board and Executive Officers

Concurrently with and upon the closing of the PIPE Financing, the Primary Purchase and the Secondary Purchase, Kazuho Komoda, the chief executive officer and chairman of the Board, resigned from the Board, the size of the Board was increased from five to six directors, and Moore Jin Xin, the founder and chief executive officer of Antalpha, and Herman Yu, Head of Strategy of Antalpha were appointed to the Board.

The Company entered into a director agreement (the “Director Agreement”) with each of Moore Jin Xin and Herman Yu pursuant to which each will serve on the Board, and on applicable committees, effective as of the Closing, for a one year term. Each director will not receive compensation under the Director Agreement other than reimbursement of reasonable expenses. The Director Agreements include customary fiduciary duty, confidentiality, conflict-of-interest, non-interference, and Company property provisions, with survival of confidentiality and restrictive covenants and are governed by Cayman Islands law.

The Company also entered into an indemnification agreement (the “Indemnification Agreement”) with each of Moore Jin Xin and Herman Yu that provides indemnification to the fullest extent permitted by applicable law and for advancement of expenses incurred in legal proceedings arising by reason of their service, subject to customary limitations (including exclusions for final adjudications of willful misconduct, certain securities law liabilities, and personal tax matters). The Indemnification Agreements are governed by Cayman Islands law and continue for periods during which claims may be asserted after service ends.

On October 10, 2025, the Company entered into an employment agreement (the “Employment Agreement”) with each of Zimuyin Jiang and Wei Gao. Zimuyin Jiang will serve as the Company’s Chief Accounting Officer and Wei Gao will serve as the Head of Wealth Management. The Employment Agreements include customary confidentiality and intellectual property assignment provisions and impose non-competition and non-solicitation restrictions for one year following termination. The Employment Agreements are governed by Cayman Islands law.

The foregoing description of the Director Agreement, Indemnification Agreement and Employment Agreement are qualified in their entirety by reference to the complete text of the forms of Director Agreement, Indemnification Agreement and Employment Agreement, which are attached hereto as Exhibits 10.6,10.7 and 10.8, respectively, to this Report and the terms of which are incorporated by reference herein.

Consulting Services Agreement

On October 10, 2025, the Company appointed Bjorn Schmidtke as Chief Executive Officer and will enter into a consulting services agreement (the “Consulting Agreement”) with BD International Services LLC, a Limited Liability Company incorporated and existing under the laws of Wyoming, the United States, and Bjorn Schmidtke, under which Bjorn Schmidtke will provide management services to the Company, subject to the direction of the Board. The Consulting Agreement will have an indefinite term, unless it is terminated pursuant to the Consulting Agreement or mutually agreed by the parties thereto. The Consulting Agreement will provide for compensation and include customary terms such as confidentiality provisions, one-year post-termination non-compete and non-solicitation covenants, termination rights (including for cause by the Company and with advance notice by the consultant), independent contractor status, and is governed by Cayman Islands law.

The foregoing description of the Consulting Agreement is qualified in its entirety by reference to the complete text of the form of the Consulting Agreement, which is attached hereto as Exhibit 10.9 to this Report and the terms of which are incorporated by reference herein.

Press Release

In connection with the Offering, the Company delivered an investor presentation to potential investors on a confidential basis. On October 10, 2025, the Company issued a press release announcing the relevant transactions. A copy of the press release and investor presentation are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report hereto.

The Company plans to rebrand as Aurelion, subject to approvals, and dedicate the majority of the proceeds from the PIPE Financing and the Primary Purchase to acquiring and holding XAUt as its primary treasury reserve asset. The new business line will focus on building a significant XAUt treasury. Additional updates regarding the acquisition of XAUt, treasury growth, and governance measures are expected in the coming weeks. The Company’s existing business operations will continue.

Incorporation by Reference

The contents of this Report on Form 6-K, including the exhibits hereto, are hereby incorporated by reference into the Company’s registration statement on Form S-8 filed with the U.S. Securities and Exchange Commission (“SEC”) on December 30, 2024 (File No. 333-284085).

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the expected consummation of the PIPE Financing, the Primary Purchase and the Secondary Purchase, the Company’s existing operations and the implementation of its proposed XAUt treasury strategy. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially, and reported results should not be considered as an indication of future performance. Important factors that may affect actual results or outcomes include, but are not limited to: risks related to whether the conditions required to close the PIPE Financing, the Primary Purchase and the Secondary Purchase will be satisfied; the potential impact of market and other general economic conditions; the ability of the Company to successfully execute its business plan, including the implementation of the XAUt treasury strategy and achieve the intended benefits thereof; the Company’s failure to manage growth effectively; the Company’s failure to fully realize the anticipated benefits of the PIPE Financing and the Primary Purchase and use of proceeds therefrom; and other risks and uncertainties set forth in Exhibit A to the form of PIPE Subscription Agreements filed as Exhibits 10.1 and 10.2 to this Report on Form 6-K and in the Company’s Annual Report on 20-F for the fiscal year ended September 30, 2024 filed with the SEC, and in the Company’s subsequent filings with the SEC. These forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

No Offer or Solicitation

None of this Report nor the exhibits attached hereto constitutes an offer to sell, or a solicitation of an offer to sell Class A Shares, Class B Shares or any other securities, nor shall there be any sale of Class A Shares, Class B Shares or any other securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Exhibits

Exhibit No.	Description
4.1	Form of Series A-1 Warrant
4.2	Form of Series A-2 Warrant
4.3	Form of Series B-1 Warrant
4.4	Form of Series B-2 Warrant
4.5	Form of Pre-Funded Warrant
4.6	Form of Primary Warrant
10.1*	Form of Class A PIPE Subscription Agreement, dated as of October 7, 2025
10.2*	Form of Class B PIPE Subscription Agreement, dated as of October 7, 2025
10.3*	Primary Subscription Agreement, dated as of October 7, 2025
10.4*	Secondary Purchase Agreement, dated as of October 7, 2025, by and among Kiara Capital Holding Limited, the sellers named therein, and Kazuho Komoda, as the representative of the sellers.
10.5*	NorthStar Loan Agreement, dated as of October 10, 2025, by and between Northstar Digital (HK) Limited and Prestige Wealth Management Limited.
10.6	Form of Director Agreement
10.7	Form of Indemnification Agreement
10.8	Form of Officer Employment Agreement
10.9	Form of Consulting Services Agreement, by and among, the Company, BD International Services LLC and Bjorn Schmidtke
99.1	Press Release, dated as of October 10, 2025
99.2	Investor Presentation

*	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: October 10, 2025	By:	/s/ Kazuho Komoda
	Name:	Kazuho Komoda
	Title:	Chief Executive Officer and Chairman